
07008838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MINNESOTA VALLEY INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 WASHINGTON STREET
(No. and Street)

REDWOOD FALLS (City) MINNESOTA (State) 56283 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES E NELSON 507-637-3344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS W. STOTESBERY, LTD.
(Name – *if individual, state last, first, middle name*)

705 SOUTH MILL ST (Address) REDWOOD FALLS (City) MN (State) 56283 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL


2007

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES E. NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MINNESOTA VALLEY INVESTMENTS, INC., as of SEPTEMBER 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



THOMAS W. STOTESBERRY
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2010

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Minnesota Valley Investments, Inc.

Redwood Falls, Minnesota

Financial Statements

September 30, 2007

Thomas W. Stotesbery, Ltd.
Certified Public Accountant

CONTENTS

INDEPENDENT AUDITOR'S REPORT....................................1

FINANCIAL STATEMENTS

Statement of Financial Condition.............................2

Statement of Changes in Stockholder's Equity.................3

Statement of Income..4

Statement of Cash Flows......................................5

Notes to Financial Statements..............................6-7

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Computation of Net Capital Pursuant to Rule 15c3-1............8

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3........................9

Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements.................................... 10

Information Relating to Possession or Control Requirements Under Rule 15c3-3............................11

Independent Auditors' Report on Internal Control Structure Required by Rule 17a-5........................12-13

THOMAS W. STOTESBERY, LTD.
CERTIFIED PUBLIC ACCOUNTANT
705 S. MILL ST., P.O. BOX 247
REDWOOD FALLS, MN 56283

(507) 637-5682
FAX (507) 637-8067

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders
Minnesota Valley Investments, Inc.
Redwood Falls, MN

We have audited the accompanying statement of financial condition of Minnesota Valley Investments, Inc. (an S corporation) as of September 30, 2007, and the related statement of changes in stockholder's equity, income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minnesota Valley Investments, Inc. as of September 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 through 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 20, 2007



Minnesota Valley Investments, Inc.
Statement of Financial Condition
September 30, 2007

Assets

Cash	$ 67,462
Commissions receivable	9,746
Furniture and equipment, at cost, less accumulated depreciation of $ 30,143	17,721
Firm securities, at cost	10,958
Deposit-income taxes	1,485
	$ 107,372

Liabilities and Stockholders' Equity

Payable to clearing broker	$ 1,154
Credit cards payable	1,247
Commissions payable	6,923
Payroll taxes payable	19,517
Salaries payable	5,180
	34,021
Stockholders' equity	
Common stock, $ .01 par value, 400,000 shares authorized, 100,000 shares issued and outstanding	1,000
Paid-in capital in excess of par value	61,313
Retained earnings	11,038
Total stockholders' equity	73,351
	$ 107,372

The accompanying notes are an integral part of these financial statements.

Minnesota Valley Investments, Inc.
Statement of Changes in Stockholders' Equity
Year Ended September 30, 2007

	Common Stock	Paid-In Capital In Excess of Par Value	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance - beginning of year	$ 1,000	$ 61,313	$ 3,836	$ 66,149
Distributions of earnings	0	0	(11,931)	(11,931)
Net income	0	0	19,133	19,133
Balance - end of year	$ 1,000	$ 61,313	$ 11,038	$ 73,351

The accompanying notes are an integral part of these financial statements.

Minnesota Valley Investments, Inc.
Statement of Income
Year Ended September 30, 2007

Revenues	
Commissions	$ 365,740
Interest and dividends	1,911
Total Revenues	367,651
Expenses	
Advertising and promotion	12,676
Clearing fees	24,263
Commissions	50,507
Depreciation	3,105
Director fees	7,200
Donations	1,840
Dues and subscriptions	162
Employee benefits	20,311
Insurance	1,728
Life insurance - officer	6,312
Miscellaneous	75
Office supplies and postage	3,954
Professional fees	14,525
Regulatory fees	4,083
Rent	4,800
Repairs and maintenance	1,061
Salaries - officers	133,350
Salaries - other	27,211
Taxes - payroll	11,485
Telephone	6,424
Training seminars	2,290
Vehicle expense	8,576
Web site development	2,580
Total Expenses	348,518
Net income	$ 19,133

The accompanying notes are an integral part of these financial statements.

Minnesota Valley Investments, Inc.
Statement of Cash Flows
Year Ended September 30, 2007

Cash flows from operating activities:	
Net income	$ 19,133
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,105
(Increase) decrease in assets:	
Commissions receivable	921
Deposit-income taxes	185
Increase (decrease) in liabilities:	
Payable to clearing broker	(14)
Credit cards payable	(1,021)
Commissions payable	(1,265)
Payroll taxes payable	16,266
Net cash provided by operating activities	37,310
Cash flows from investing activities:	
Purchase of furniture	(16,475)
Distributions of earnings to stockholders	(11,931)
Net cash used by investing activities	(28,406)
Net increase in cash	8,904
Cash at beginning of year	58,558
Cash at end of year	$ 67,462
Supplemental disclosures	
Cash paid during the year for:	
Interest	$ -
Income taxes	$(185)

The accompanying notes are an integral part of these financial statements.

Minnesota Valley Investments, Inc.
Notes to Financial Statements
September 30, 2007

Nature of Business

The Company was incorporated on July 6, 1989 and became registered as a broker/dealer with the Securities and Exchange Commission on September 29, 1989. Restrictive approval was granted by the National Association of Securities Dealers (NASD) on September 8, 1989 to engage in the trading of NASD securities.

The Company is not a member of a stock exchange. Mesirow Financial, Inc., a member of all principal stock exchanges, acts as a clearing agent for the Company's stock exchange transactions. Services provided by the clearing agent include cashiering, settlement, confirmation and summary monthly statement functions as required by SEC Rule 15c3-2 and New York Stock Exchange Rule 409. The Company also has a similar relationship with several other nonaffiliated securities dealers.

Summary of Significant Accounting Policies

Securities Transactions - Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Depreciation - Office furniture and equipment are being depreciated using estimated useful lives of five to seven years using an accelerated method.

Income Taxes - The Company and its shareholders elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, effective October 1, 2004. Under those provisions, the shareholders are liable for federal and state income taxes on their respective shares of the Company's net income on their individual income tax returns. Also, at that time, the Company elected to retain its fiscal year and may be subject to a required payment to the Internal Revenue Service based on the benefit of the deferral period income allocated to the shareholders.

Use of Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising Costs - The Company expenses all advertising costs, including direct response advertising costs, as they are incurred. Total advertising costs for the year ending September 30, 2007 totaled $ 3,893.

Minnesota Valley Investments, Inc.
Notes to Financial Statements
September 30, 2007

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and restricts the payment of dividends. Since the Company does not hold funds or securities for, or owes money or securities to, customers and does not carry customer accounts, the minimum net capital requirement, as defined, is $ 5,000. At September 30, 2007, the Company had net capital, as defined, of $ 60,123.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be at risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Rent

The Company rents its office space on a renewable one-year lease. The terms of the lease require the Company to pay $ 400 per month. The total rent expense paid under this lease for the year ending September 30, 2007 totaled $ 4,800.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2007

Minnesota Valley Investments, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2007

Net Capital:		
Stockholders' equity	$	73,351
Increases:		
Firm securities, unrealized appreciation		11,650
Deductions:		
Unallowable assets:		
Furniture and equipment, net	(	17,721)
Receivables	(	572)
Deposit-income taxes	(	1,485)
Haircuts:		
Money market accounts	(	1,709)
Securities	(	3,391)
Net capital	$	60,123
Aggregate indebtedness:		
Items included in statement of financial condition:		
Credit cards payable	$	1,247
Commissions payable		6,923
Payroll taxes payable		19,517
Salaries payable		5,180
Total aggregate indebtedness	$	32,867
Computation of basic net capital requirement:		
Minimum net capital required	$	2,191
Minimum dollar net capital required	$	5,000
Excess net capital	$	55,123
Excess net capital at 1000%	$	56,836
Ratio: aggregate indebtedness to net captial		.55 to 1

Minnesota Valley Investments, Inc.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2007

The Company is exempt from Rule 15c3-3 under paragraph K(2)(ii) and has signed a voluntary restrictive letter with the National Association of Securities Dealers, Inc. (NASD) to this effect.

The Company was in compliance with the conditions of the exemption for the year ended September 30, 2007.

Minnesota Valley Investments, Inc.
Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements
September 30, 2007

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(d) and does not hold client/customer funds or securities. Thus, no reconciliation of the computation for determination of reserve requirements is necessary.

The computation of net capital (Rule 15c3-1) as presented in this report differs from the computation of net capital as presented in the most recent unaudited report (Form X-17A-5) filed for the period ended September 30, 2007. The differences are due to adjustments in the books of account for amortization and depreciation and adjustments to asset and liability accounts.

Net capital as reported on Form X-17A-5 filed for the period ended September 30, 2007	$	79,450
Increase (decrease) in stockholders' equity due to the following adjustments:		
Increase in furniture and equipment, net of depreciation		13,370
Decrease in firm securities	(	13,042)
Increase in deposit - income taxes	(	185)
Decrease in credit cards payable		1,021
Increase in payroll taxes payable	(	16,266)
Net decrease in stockholders' equity	(	15,102)
Increase (decrease) in allowable assets:		
Increase in firm securities - unrealized appreciation, net of haircuts		10,630
Net increase in allowable assets		10,630
(Increase) decrease in unallowable assets:		
Increase in deposit-income taxes	(	1,485)
Increase in furniture and equipment, net of depreciation	(	13,370)
Net increase in unallowable assets	(	14,855)
Net capital as presented in this report	$	60,123

Minnesota Valley Investments, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2007

The Company is exempt from Rule 15c3-3 under paragraph K(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

THOMAS W. STOTESBERY, LTD.
CERTIFIED PUBLIC ACCOUNTANT
705 S. MILL ST., P.O. BOX 247
REDWOOD FALLS, MN 56283

(507) 637-5682
FAX (507) 637-8067

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
MINNESOTA VALLEY INVESTMENTS, INC.
315 South Washington Street
Redwood Falls, MN 56283

In planning and performing our audit of the financial statements of MINNESOTA VALLEY INVESTMENTS, INC. for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition on which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Base on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g), under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

November 20, 2007



END